Exhibit 99.1

Acergy S.A. Announces Third Quarter Results

London, England – October 13, 2010 – Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock Exchange: ACY), announced today results for the third quarter which ended on August 31, 2010.

Highlights

•	Revenue from continuing operations was $495 million (Q3 2009: $558 million)

•	Adjusted EBITDA[1] from continuing operations was $124 million (Q3 2009: $110 million) corresponding to an Adjusted EBITDA margin[2] of 24.9% (Q3 2009: 19.7%)

•	Income from continuing operations was $59 million (Q3 2009: $65 million)

•	Cash and cash equivalents position of $548 million (May 31, 2010: $631 million)

•	New major contract awards:

•	Awarded $1.3 billion CLOV SURF contract, offshore Angola

•	Awarded $220 million four year contract for the Acergy Condor, offshore Brazil

•	As part of the ongoing fleet development programme, Acergy acquired three vessels; the Polar Queen and the Antares during the quarter and the Pertinacia post quarter end

•

On June 21, 2010 the Boards of Acergy S.A. and Subsea 7 Inc. announced that they had agreed to combine the two companies. In September, unconditional clearance was granted by the US and Norwegian authorities.

Jean Cahuzac, Chief Executive Officer, said:

“We have delivered a strong operational and financial performance in the third quarter further supporting our confidence in achieving our 2010 revenue expectations. We now believe that the 2010 Adjusted EBITDA margin for continuing operations will be slightly ahead of the 2009 result.

We expect further large projects will come to market award within the coming months and we continue to maintain a disciplined approach to costs, risk and pricing, while building quality backlog and executing strongly.

As anticipated, we foresee a high level of activity for 2011 but we could see some impact on our overall margins due to the delays in project awards over the last two years and the continuing competitive market prevailing in the North Sea. The proposed combination with Subsea 7 is on track, subject to shareholders approval and other customary closing conditions.”

Financial Summary

	Three Months Ended		Nine Months Ended
In $ millions, except share and per share data	Aug.31.10 Unaudited	Aug.31.09 Unaudited	Aug.31.10 Unaudited	Aug.31.09 Unaudited
Revenue from continuing operations	495.1	558.3	1,651.8	1,586.9
Gross profit	126.3	115.9	436.2	358.3
Net operating income from continuing operations	88.7	76.9	283.2	229.2
Income before taxes from continuing operations	89.2	95.5	260.0	242.2
Taxation	(30.3)	(30.8)	(85.7)	(62.4)
Income from continuing operations	58.9	64.7	174.3	179.8
Net income from discontinued operations	5.5	2.0	15.0	4.8
Net income - total operations	64.4	66.7	189.3	184.6

Per share data (Diluted)
Earnings per share - continuing operations	$0.24	$0.29	$0.74	$0.89
Earnings per share - discontinued operations	$0.03	$0.01	$0.07	$0.03
Earnings per share - total operations	$0.27	$0.30	$0.81	$0.92
Weighted average number of Common Shares and Common Share equivalents outstanding	206.8m	183.9m	206.6m	183.7m

1 2	See Note 5 – Adjusted EBITDA and Adjusted EBITDA margin in the Notes to the Condensed Consolidated Financial Statements included herein

Financial Review

Third quarter 2010

Revenue from continuing operations for the third quarter was $495 million (Q3 2009: $558 million) primarily reflecting lower activity levels in the North Sea and Asia Pacific, as anticipated, partly offset by good activity levels in West Africa and Brazil.

Gross profit was $126 million (Q3 2009: $116 million) reflecting strong project execution across the portfolio, partially offset by lower activity levels and lower vessel utilisation.

Administrative expenses were $76 million (Q3 2009: $56 million) reflecting higher professional fees arising from the proposed combination with Subsea 7, ongoing legal restructuring and organisational optimisation and higher tendering costs.

Acergy’s share of results of associates and joint ventures was $38 million (Q3 2009: $17 million) reflecting a strong contribution from Seaway Heavy Lifting (SHL), an improved positive contribution from SapuraAcergy, partially offset by a lower albeit positive contribution from NKT Flexibles.

The Adjusted EBITDA margin from continuing operations for the three months was 24.9% (Q3 2009: 19.7%). The Adjusted EBITDA margin from total operations for the three months was 26.0% (Q3 2009: 19.3%).

Other gains were $3 million (Q3 2009: $25 million) with the decrease from the third quarter of 2009 primarily reflecting realised hedging losses arising from the weakened Euro and NOK.

Income before taxes from continuing operations for the third quarter was $89 million (Q3 2009: $96 million) reflecting anticipated lower activity levels in the North Sea and Asia Pacific, partly offset by good operational performance and a good contribution from associates and joint ventures.

Taxation for the quarter was $30 million (Q3 2009: $31 million) reflecting an effective tax rate for the quarter of 34% (Q3 2009: 32%) as a result of the current geographical portfolio mix.

Income from continuing operations for the third quarter was $59 million (Q3 2009: $65 million). Net income from total operations for the third quarter was $64 million (Q3 2009: $67 million).

The cash and cash equivalents position at the quarter end was $548 million (Q2 2010: $631 million). Deferred revenue, at the quarter end stood at $283 million (Q2 2010: $227 million).

At quarter end, Acergy S.A. held directly 10,502,974 treasury shares representing 5.39% of the total number of issued shares, as well as holding indirectly 879,121 treasury shares, representing 0.45% of the total number of issued shares, of which 583,000 are held in an employee benefit trust to support the 2009 Long-Term Incentive Plan. Total shares in issue were 194,953,972, including treasury shares.

Operating Review

Territory 1:

Acergy Northern Europe and Canada – Revenue from continuing operations for the third quarter was $165.8 million (Q3 2009: $216.6 million) reflecting the ongoing challenging market environment and fewer projects in installation phase, partly offset by good operational progress on a number of projects including BP Skarv, Deep Panuke, which commenced offshore operations in the quarter, Gjoa Riser, DONG Trym and the DSVi frame agreement. Net operating income from continuing operations for the quarter was $26.5 million (Q3 2009: $34.1 million), reflecting lower activity levels and ongoing margin pressure due to prevailing market conditions and the rescheduling of certain vessels for offshore operations, despite good vessel utilisation and strong operational performance across the project portfolio in this segment. Commercial negotiations on the Marathon Volund Project continue.

Acergy Asia and Middle East – Revenue from continuing operations for the third quarter was $4.7 million (Q3 2009: $43.2 million) reflecting anticipated lower activity levels due to the completion of projects which were in their offshore phases in the prior period, partially offset by the close out of the Pluto Project. Net operating income from continuing operations was $19.9 million (Q3 2009: net operating loss of $0.1 million) due to the close-out of the Pluto Project and a strong contribution from the SapuraAcergy joint venture, reflecting good progress on the Gumusut Project and the completion of the Iwaki Project during the quarter.

Territory 2:

Acergy Africa and Mediterranean – Revenue from continuing operations for the third quarter was $262.0 million (Q3 2009: $243.7 million) reflecting good progress on a number of projects, including PazFlor, Block 17/18, EPC4A and Angola LNG and a strong contribution from Sonamet. Net operating income from continuing operations for the quarter was $43.1 million (Q3 2009: $27.2 million) reflecting good project performance across the project portfolio, including PazFlor, which commenced offshore operations post quarter end, Block 17/18, EPC4A, and Sonamet.

Acergy North America and Mexico – Revenue from continuing operations for the third quarter was $10.9 million (Q3 2009: $13.3 million) reflecting lower activity levels, partially offset by the contribution from the MEGI project, offshore Equatorial Guinea. Net operating loss from continuing operations for the quarter was $0.5 million (Q3 2009: net operating income of $4.1 million) reflecting the lower activity levels and the completion of offshore operations on the cross-regional Frade Project and the Perdido Projects in the third quarter 2009, which was partially offset by good progress on the MEGI Project.

Acergy South America – Revenue from continuing operations for the third quarter was $45.8 million (Q3 2009: $39.3 million) reflecting revenue from the ships on long-term service agreements to Petrobras, including the Polar Queen, which commenced operations in 2010. Net operating loss from continuing operations for the quarter was $4.0 million (Q3 2009: net operating income of $6.5 million) reflecting the dry-dock of the Acergy Condor and the completion of offshore operations on the cross-regional Frade Project during the third quarter of 2009, partially offset by good performance on the Polar Queen, Pertinacia and Acergy Harrier.

Acergy Corporate:

Revenue from continuing operations for the third quarter was $5.8 million (Q3 2009: $2.2 million). Net operating income from continuing operations for the quarter was $3.6 million (Q3 2009: $5.1 million) reflecting a strong contribution from SHL and a positive albeit lower contribution from NKT Flexibles, partially offset by professional fees arising from the proposed combination and ongoing legal restructuring and organisational optimisation.

Discontinued operations:

Net income from discontinued operations for the third quarter was $5.5 million (Q3 2009: $2.0 million) arising from the positive contribution from the Mexilhao Trunkline Project.

Asset Development

The Sonamet joint venture remained fully consolidated as at August 31, 2010 although it continues to be classified as ‘Assets held for sale’. After the completion of the sale and transfer of shares the business will be deconsolidated from Acergy’s financials and its future results will be reported as share of results of associates and joint ventures.

As part of the ongoing fleet development programme, Acergy has acquired two vessels during the third quarter. Firstly, the acquisition of the Antares, a new shallow water barge for Conventional activity, including pipelay and hook-up projects in West Africa. Secondly, the acquisition of the Polar Queen, a flexible pipelay and subsea construction ship which joined the fleet in 2006 on long-term charter, and which is currently on a long-term service agreement with Petrobras in Brazil.

Post quarter end, Acergy acquired the Pertinacia, a flexible pipelay ship which joined the fleet in 2007 on long-term charter, and which is currently on a long-term service agreement with Petrobras in Brazil.

Financing

On August 10, 2010 Acergy completed a new $1 billion revolving credit and guarantee facility. The purpose of the new facility is for general corporate purposes and operations of the Group, including the financing of vessels and the refinancing of the existing facilities of the Group, namely the $400 million multicurrency revolving credit and guarantee facility agreement and the $200 million multicurrency guarantee facility agreement. The new facility will support Acergy’s ongoing operations and has been entered into irrespective of the proposed Combination with Subsea 7.

Backlog

Backlog for continuing operations as at August 31, 2010 was approximately $3.5 billion, of which approximately $0.6 billion is expected to be executed in the fiscal year 2010. This figure does not include backlog related to associates and joint ventures.

In $ millions as at:	Aug.31.10	May.31.10	Aug.31.09
Backlog (1)	3,496	2,251	2,628
Pre-Backlog (2)	214	205	42

(1)	Backlog excludes amounts related to discontinued operations as of Aug.31.10: $14 million, May.31.10: $15 million, Aug.31.09: $72 million
(2)	Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements

Trading Outlook

Confidence in the oil price and strong tendering activity continues to underpin momentum in our business. However, for shorter-term work, particularly in the North Sea, the pricing environment remains competitive, and is likely to impact margins in 2011.

Conventional activity in West Africa is expected to remain strong in the short and medium-term. A number of the major SURF contracts, delayed during 2009, are still expected to come to market award in the remainder of 2010 and the first half of 2011. However, the offshore installation phase of any such new SURF projects will commence beyond 2011.

We believe the trend will be for SURF projects to continue to increase in size and complexity which will contribute to strong industry growth in the medium-term. We are well placed to combine our competitive strengths of high calibre engineering and project management skills with our high quality assets to capture these growth opportunities.

Proposed Combination of Acergy S.A. and Subsea 7 Inc.

On June 21, 2010, the Board of Directors of both Acergy and Subsea 7 announced that their Boards of Directors have agreed to combine the two companies subject to approval from shareholders and regulatory approvals and other customary completion conditions as outlined in the prospectus dated September 21, 2010. Completion is currently anticipated for January 2011.

The proposed combination is based on an agreed ratio between the equity value of Acergy and Subsea 7. of 54:46 (Acergy:Subsea 7). Subsea 7’s shareholders will receive 1.065 Acergy common shares for every Subsea 7 common share with the new entity, to be named Subsea 7 S.A.

The Board will have a majority of independent directors and will be chaired by Subsea 7’s current Chairman, Kristian Siem. The Boards of Directors of both companies have unanimously agreed to recommend the combination to their respective shareholders.

On September 22, 2010 Acergy published the notice of the Combination Extraordinary General Meeting to be held on November 9, 2010, together with supporting materials, including the prospectus, dated September 21, 2010.

On September 28, 2010 Acergy announced that anti-trust clearance for the proposed combination had been granted by the relevant US and Norwegian authorities.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast”, “project,” “will,” “should,” “seek,” and similar expressions. These statements include, but are not limited to, statements as to the approximate value of the contract award, expectations as to the Group’s performance in 2010, expectations as to Acergy’s approach to costs, risk, pricing, execution and position and direction of the market in 2011, the continued commercial negotiations relating to the Marathon Volund Project, the impact of the sale and deconsolidation of the Sonamet joint venture, expected uses of the new $1 billion revolving credit and guarantee facility, expectations regarding our backlog and pre-backlog, statements contained in the “Trading Outlook” section, including our visibility for 2010 and 2011, the expected impact of a continued competitive pricing environment, the anticipated activity levels in the Conventional market in West Africa, the anticipation that delayed major SURF contracts will come to market and the timing of the offshore installation phase of such projects, the expectation for SURF contracts to increase in size and complexity in the medium-term, our ability to capture growth opportunities, the expected timing for completion of the proposed Combination with Subsea 7 Inc., the composition of the Board of Directors of the combined Company and the expected date of the Extraordinary General Meeting of shareholders to consider the Combination. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; unanticipated delays, costs and difficulties related to the combination transaction, including satisfaction of closing conditions; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Subsea 7 or Acergy.

ACERGY S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED INCOME STATEMENT

(In $ millions, except share and per share data)

	Three Months Ended		Nine Months Ended
	Aug.31.10 Unaudited	Aug.31.09 Unaudited	Aug.31.10 Unaudited	Aug.31.09 Unaudited

Revenue from continuing operations	495.1	558.3	1,651.8	1,586.9
Operating expenses	(368.8)	(442.4)	(1,215.6)	(1,228.6)

Gross profit	126.3	115.9	436.2	358.3

Administrative expenses	(75.9)	(56.1)	(213.5)	(164.6)
Net other operating income / (loss)	0.6	(0.1)	0.8	—
Share of results of associates and joint ventures	37.7	17.2	59.7	35.5

Net operating income from continuing operations	88.7	76.9	283.2	229.2

Investment income	3.1	1.4	7.2	4.8
Other gains / (losses)	2.5	25.1	(12.4)	31.1
Finance costs	(5.1)	(7.9)	(18.0)	(22.9)

Income before taxes from continuing operations	89.2	95.5	260.0	242.2

Taxation	(30.3)	(30.8)	(85.7)	(62.4)

Income from continuing operations	58.9	64.7	174.3	179.8
Net income from discontinued operations	5.5	2.0	15.0	4.8

Net income	64.4	66.7	189.3	184.6

Net income attributable to:
Equity holders of parent	50.3	55.9	151.8	168.7
Non controlling interest	14.1	10.8	37.5	15.9

Net income	64.4	66.7	189.3	184.6

PER SHARE DATA
Earnings per share ($)
Basic
Continuing operations	0.24	0.30	0.75	0.90
Discontinued operations	0.03	0.01	0.08	0.02

Net earnings	0.27	0.31	0.83	0.92

Diluted
Continuing operations	0.24	0.29	0.74	0.89
Discontinued operations	0.03	0.01	0.07	0.03

Net earnings	0.27	0.30	0.81	0.92

Weighted average number of Common Shares
And Common Share equivalents outstanding (m)
Basic	183.6	183.0	183.4	182.9
Diluted	206.8	183.9	206.6	183.7

SELECTED INFORMATION - CONTINUING OPERATIONS
Cash outflows for capital expenditures	169.6	34.1	355.6	136.9
Depreciation and amortisation	27.8	33.1	86.1	95.8
Impairment	7.0	—	10.8	—

ACERGY S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In $ millions)

	Three Months Ended		Nine Months Ended
	Aug.31.10 Unaudited	Aug.31.09 Unaudited	Aug.31.10 Unaudited	Aug.31.09 Unaudited

Net income for the period	64.4	66.7	189.3	184.6

Foreign currency translation	15.1	7.7	(82.4)	22.5
Cash flow hedges:
(Losses) / gains on cash flow hedges	(19.8)	1.4	(62.8)	3.3
Transferred to income statement on cash flow hedges	6.7	0.9	11.5	12.2
Net (loss) / gain on cash flow hedges - associates & joint ventures	(7.1)	(2.1)	(10.5)	4.2
Tax relating to components of other comprehensive income	1.3	2.6	(8.2)	13.1

Other comprehensive (loss) / income – net of tax	(3.8)	10.5	(152.4)	55.3

Total comprehensive income	60.6	77.2	36.9	239.9

Total comprehensive income attributable to:
Equity holders of parent	45.6	66.2	1.7	222.8
Non-controlling interest	15.0	11.0	35.2	17.1

Total comprehensive income	60.6	77.2	36.9	239.9

ACERGY S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ millions)

	As at Aug.31.10 Unaudited	As at Nov.30.09(1) Audited	As at Aug.31.09 Unaudited
ASSETS
Non-current assets
Intangible assets	6.0	9.4	0.7
Property, plant and equipment	1,202.3	821.8	845.4
Interest in associates and joint ventures	194.4	190.3	175.1
Advances and receivables and other non-current assets	67.5	49.3	38.0
Deferred tax assets	16.5	19.3	40.4

Total non-current assets	1,486.7	1,090.1	1,099.6

Current assets
Inventories	20.9	22.4	22.0
Trade and other receivables	367.4	297.9	304.7
Other current assets	23.5	38.7	25.1
Assets held for sale	242.8	263.6	243.6
Other accrued income and prepaid expenses	162.4	212.8	219.2
Cash and cash equivalents(2)	547.9	907.6	807.0

Total current assets	1,364.9	1,743.0	1,621.6

Total assets	2,851.6	2,833.1	2,721.2

EQUITY
Capital and reserves attributable to equity holders
Issued share capital	389.9	389.9	389.9
Own shares	(216.1)	(222.6)	(225.0)
Paid in surplus	506.9	503.9	504.2
Equity reserve	110.7	110.7	110.7
Translation reserve	(100.3)	(12.0)	(36.0)
Other reserves	(121.9)	(60.1)	(50.7)
Retained earnings	464.0	358.2	283.6

Equity attributable to equity holders of the parent	1,033.2	1,068.0	976.7
Non-controlling interest	46.4	31.2	25.9

Total equity	1,079.6	1,099.2	1,002.6

LIABILITIES
Non-current liabilities
Non-current portion of borrowings	430.3	415.8	411.2
Retirement benefit obligation	23.0	27.2	24.2
Deferred tax liabilities	49.9	49.9	56.1
Other non-current liabilities	52.7	19.8	21.0

Total non-current liabilities	555.9	512.7	512.5

Current liabilities
Trade and other payables	577.0	624.1	545.6
Current tax liabilities	128.2	97.9	114.2
Current portion of borrowings	—	—	0.2
Liabilities directly associated with assets held for sale	166.9	174.9	173.4
Other current liabilities	61.5	44.5	52.8
Deferred revenue	282.5	279.8	319.9

Total current liabilities	1,216.1	1,221.2	1,206.1

Total liabilities	1,772.0	1,733.9	1,718.6

Total equity and liabilities	2,851.6	2,833.1	2,721.2

(1)	These figures have been extracted from the Audited Consolidated Financial Statements for 2009.
(2)	As at August 31, 2010 cash balances of $547.9 million exclude $76.3 million relating to Sonamet which as at this date is classified as an asset held for sale.

ACERGY S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(In $ millions)

	Issued share capital	Own shares	Paid in surplus	Equity reserves	Translation reserves	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity
December 1, 2009	389.9	(222.6)	503.9	110.7	(12.0)	(60.1)	358.2	1,068.0	31.2	1,099.2

Other comprehensive loss	—	—	—	—	(88.3)	(61.8)	—	(150.1)	(2.3)	(152.4)
Net income for the period	—	—	—	—	—	—	151.8	151.8	37.5	189.3

Total comprehensive (loss) / income	—	—	—	—	(88.3)	(61.8)	151.8	1.7	35.2	36.9
Share based compensation	—	—	3.4	—	—	—	—	3.4	—	3.4
Tax effects	—	—	(0.4)	—	—	—	—	(0.4)	—	(0.4)
Shares reissued	—	6.5	—	—	—	—	—	6.5	—	6.5
Dividends declared	—	—	—	—	—	—	(42.2)	(42.2)	(20.0)	(62.2)
Loss on reissuance of own shares	—	—	—	—	—	—	(3.8)	(3.8)	—	(3.8)

At August 31, 2010	389.9	(216.1)	506.9	110.7	(100.3)	(121.9)	464.0	1,033.2	46.4	1,079.6

December 1, 2008	389.9	(229.4)	498.7	110.7	(70.4)	(70.4)	158.6	787.7	13.7	801.4

Other comprehensive income	—	—	—	—	34.4	19.7	—	54.1	1.2	55.3
Net income for the period	—	—	—	—	—	—	168.7	168.7	15.9	184.6

Total comprehensive income	—	—	—	—	34.4	19.7	168.7	222.8	17.1	239.9
Share based compensation	—	—	4.9	—	—	—	—	4.9	—	4.9
Tax effects	—	—	0.6	—	—	—	—	0.6	—	0.6
Shares reissued	—	4.4	—	—	—	—	—	4.4	—	4.4
Dividends declared	—	—	—	—	—	—	(40.2)	(40.2)	(4.9)	(45.1)
Loss on reissuance of own shares	—	—	—	—	—	—	(3.5)	(3.5)	—	(3.5)

At August 31, 2009	389.9	(225.0)	504.2	110.7	(36.0)	(50.7)	283.6	976.7	25.9	1,002.6

ACERGY S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(In $ millions)

	Nine Months Ended Aug.31.10 Unaudited	Year Ended Nov.30.09 Audited	Nine Months Ended Aug.31.09 Unaudited
Net cash generated from operating activities	65.1	546.1	384.8

Cash flows from investing activities:
Proceeds from sale of property, plant & equipment	0.9	73.6	73.5
Purchase of property, plant & equipment	(355.6)	(171.8)	(136.9)
Payment for intangible assets	(5.6)	(4.6)	—
Dividends from joint ventures	28.3	28.0	7.4
Investment in associates & joint ventures	(14.0)	(20.6)	—
Advances to joint ventures	—	(5.0)	(5.1)

Net cash used in investing activities	(346.0)	(100.4)	(61.1)

Cash flows from financing activities:
Convertible loan interest paid	(5.6)	(11.3)	(5.6)
Proceeds from borrowings, net of issuance cost	(10.0)	2.8	1.3
Repayment of borrowings	(6.8)	—	—
Proceeds from exercise of share options	2.6	1.6	0.9
Dividends paid to equity shareholders of the parent	(42.2)	(40.2)	(40.2)
Dividends paid to non-controlling interest	(9.8)	(4.9)	(4.9)

Net cash used in financing activities	(71.8)	(52.0)	(48.5)

Net (decrease) /increase in cash and cash equivalents	(352.7)	393.7	275.2

Cash and cash equivalents at beginning of year	907.6	573.0	573.0
Effect of exchange rates on cash and cash equivalents	(34.3)	44.5	26.9
Closing cash balances classified as assets held for sale	(76.3)	(103.6)	(68.1)
Opening cash balances classified as assets held for sale	103.6	—	—

Cash and cash equivalents at end of period	547.9	907.6	807.0

ACERGY S.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of preparation

The condensed consolidated financial statements for the period December 1, 2009 to August 31, 2010 have been prepared on the historical cost basis except for the revaluation of certain financial instruments.

The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with the annual financial statements for the year ended November 30, 2009, as described in those annual financial statements.

2. Critical accounting judgements and key sources of estimation uncertainty

In the application of the Group’s accounting polices which are described in the annual financial statements for the year ended November 30, 2009, the directors are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of revision and future periods if the revision affects both current and future periods.

The Board of Directors make accounting judgements on the following aspects of the business as described in full in the consolidated financial statements for the year ended November 30, 2009:

•	Revenue recognition on long-term contracts

•	Revenue recognition on variation orders and claims

•	Property, plant and equipment

•	Impairment of investments in and advances to associates and joint ventures

•	Recognition of provisions and disclosure of contingent liabilities

•	Taxation

•	Fair value of derivatives and other financial instruments

ACERGY S.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3. Segmental Information

Three months ended August 31, 2010 Unaudited (In $ millions)	Territory 1		Territory 2			Acergy Corporate	Total – Continuing operations
	Acergy NEC	Acergy AME	Acergy AFMED	Acergy NAMEX	Acergy SAM
Revenue	165.9	4.7	262.0	10.9	45.8	5.8	495.1
Net operating income/(loss)	26.5	19.9	43.1	(0.4)	(4.0)	3.6	88.7
Investment income							3.1
Other gains							2.5
Finance costs							(5.1)
Net income before taxation from continuing operations							89.2

Three months ended August 31, 2009 Unaudited (In $ millions)	Territory 1		Territory 2			Acergy Corporate	Total – Continuing operations
	Acergy NEC	Acergy AME	Acergy AFMED	Acergy NAMEX	Acergy SAM
Revenue	216.6	43.2	243.7	13.3	39.3	2.2	558.3
Net operating income/(loss)	34.1	(0.1)	27.2	4.1	6.5	5.1	76.9
Investment income							1.4
Other gains							25.1
Finance costs							(7.9)
Net income before taxation from continuing operations							95.5

Nine months ended August 31, 2010 Unaudited (In $ millions)	Territory 1		Territory 2			Acergy Corporate	Total – Continuing operations
	Acergy NEC	Acergy AME	Acergy AFMED	Acergy NAMEX	Acergy SAM
Revenue	377.6	173.4	919.8	11.8	161.0	8.2	1,651.8
Net operating income/(loss)	20.1	81.9	217.2	(9.3)	4.6	(31.3)	283.2
Investment income							7.2
Other losses							(12.4)
Finance costs							(18.0)
Net income before taxation from continuing operations							260.0

Nine months ended August 31, 2009 Unaudited (In $ millions)	Territory 1		Territory 2			Acergy Corporate	Total – Continuing operations
	Acergy NEC	Acergy AME	Acergy AFMED	Acergy NAMEX	Acergy SAM
Revenue	485.3	144.0	679.6	46.8	225.3	5.9	1,586.9
Net operating income	31.1	27.4	105.9	16.8	24.3	23.7	229.2
Investment income							4.8
Other gains							31.1
Finance costs							(22.9)
Net income before taxation from continuing operations							242.2

For management and reporting purposes, Acergy is organised into two territories, which are then organised into five geographical regions or divisions which are representative of its principal activities. In addition, there is the corporate segment (Corporate) which includes all activities that serve more than one region. These include the activities of the SHL and NKT joint ventures. Also included are assets which have global mobility including construction and flowline support ships, ROVs and other mobile assets that are not attributed to any one segment; management of offshore personnel; captive insurance activities; and Management and corporate services provided for the benefit of the whole Group, including design engineering, finance and legal departments.

ACERGY S.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4. Earnings per share

	Three Months Ended		Nine Months Ended
(In $ millions, except share and per share data)	August 31, 2010 Unaudited	August 31, 2009 Unaudited	August 31, 2010 Unaudited	August 31, 2009 Unaudited

Net income attributable to equity holders	50.3	55.9	151.8	168.7
(Income) from discontinued operations	(5.5)	(2.0)	(15.0)	(4.8)

Net Income from continuing operations	44.8	53.9	136.8	163.9
Interest expense on convertible note	4.5	7.5	15.1	22.1

Adjusted net income from continuing operations including convertible note	49.3	61.4	151.9	186.0

Weighted-average number of common shares:
Basic number of shares	183,557,712	182,995,265	183,432,933	182,901,906

Diluted number of shares	184,458,459	183,895,921	184,470,576	183,685,245
Convertible note dilutive effect	22,351,363	22,016,733	22,129,090	22,016,7333

Total diluted number of shares	206,809,822	205,912,654	206,599,666	205,701,978

BASIC
Continuing operations	$0.24	$0.30	$0.75	$0.90
Discontinued operations	$0.03	$0.01	$0.08	$0.02

Net Earnings	$0.27	$0.31	$0.83	$0.92

DILUTED excluding convertible note
Continuing operations	$0.24	$0.29	$0.74	$0.89
Discontinued operations	$0.03	$0.01	$0.08	$0.03

Net Earnings	$0.27	$0.30	$0.82	$0.92

DILUTED including convertible note
Continuing operations	$0.24	$0.30	$0.74	$0.91
Discontinued operations	$0.03	$0.01	$0.07	$0.02

Net Earnings	$0.27	$0.31	$0.81	$0.93

For the three months ended August 31, 2010 the effect of inclusion of the Convertible note is to decrease the diluted EPS from $0.272 to $0.265 (Q3 2009: anti-dilutive increase from $0.30 to $0.31). This is said to be dilutive and is therefore included in the calculation.

For the nine months ended August 31, 2010 the effect of inclusion of the Convertible note would be to decrease the diluted EPS from $0.82 to $0.81 (YTD 2009: anti-dilutive increase from $0.92 to $0.93). This is said to be dilutive and is therefore included in the calculation.

ACERGY S.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5. Adjusted EBITDA and Adjusted EBITDA margin

Acergy calculates Adjusted EBITDA from continuing operations (adjusted earnings before interest, income taxation, depreciation and amortisation) as net income from continuing operations plus finance costs, other gains and losses, taxation, depreciation and amortisation and adjusted to exclude investment income and impairment of property, plant and equipment and intangibles. Adjusted EBITDA margin from continuing operations is defined as Adjusted EBITDA divided by revenue from continuing operations. Management believes that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are important indicators of our operational strength and the performance of our business.

Adjusted EBITDA and Adjusted EBITDA margin from continuing operations have not been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB nor as adopted for use in the European Union. These non-IFRS measures provide management with a meaningful comparison amongst our various regions, as they eliminate the effects of financing and depreciation. Adjusted EBITDA margin from continuing operations may also be a useful ratio to compare our performance to our competitors and is widely used by shareholders and analysts following the Acergy’s performance. However, Adjusted EBITDA and Adjusted EBITDA margin from continuing operations as presented by the Acergy may not be comparable to similarly titled measures reported by other companies. Such supplementary adjustments to EBITDA may not be in accordance with current practices or the rules and regulations adopted by the US Securities and Exchange Commission (the “SEC”) that apply to reports filed under the Securities Exchange Act of 1934. Accordingly, the SEC may require that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations be presented differently in filings made with the SEC than as presented in this note, or not be presented at all. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are not measures determined in accordance with IFRS and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with IFRS), as a measure of the Acergy’s operating results or cash flows from operations (as determined in accordance with IFRS) or as a measure of the Acergy’s liquidity.

The reconciliation of the Acergy’s net income from continuing operations to Adjusted EBITDA from continuing operations is included in this note. This note also includes a supplemental calculation of Adjusted EBITDA from continuing operations calculated as net operating income from continuing operations, plus depreciation and amortisation and impairment charges on property, plant and equipment and intangibles. Management believes that this supplemental presentation of Adjusted EBITDA from continuing operations is also useful as it is more in line with the presentation of similarly titled measures by companies within Acergy’s peer group and therefore believes it to be a helpful calculation for those evaluating companies within Acergy’s industry. Adjusted EBITDA for discontinued operations is calculated using the methodology outlined above. Adjusted EBITDA for total operations is the total of continuing operations and discontinued operations.

ACERGY S.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5. Adjusted EBITDA and Adjusted EBITDA margin (Continued)

	Three Months Ended			Three Months Ended
(In $ millions, except percentages)	Aug 31, 2010 Continuing Unaudited	Aug 31, 2010 Discontinued Unaudited	Aug 31, 2010 Total Operations Unaudited	Aug 31, 2009 Continuing Unaudited	Aug 31, 2009 Discontinued Unaudited	Aug 31, 2009 Total Operations Unaudited
Net operating income	88.7	7.5	96.2	76.9	4.5	81.4
Depreciation and amortisation	27.8	—	27.8	33.1	—	33.1
Impairments	7.0	—	7.0	—	—	—

Adjusted EBITDA	123.5	7.5	131.0	110.0	4.5	114.5
Revenue	495.1	8.1	503.2	558.3	36.3	594.6

Adjusted EBITDA %	24.9%	92.6%	26.0%	19.7%	12.4%	19.3%

	Nine Months Ended			Nine Months Ended
	Aug 31, 2010 Continuing Unaudited	Aug 31, 2010 Discontinued Unaudited	Aug 31, 2010 Total Operations Unaudited	Aug 31, 2009 Continuing Unaudited	Aug 31, 2009 Discontinued Unaudited	Aug 31, 2009 Total Operations Unaudited
Net operating income	283.2	20.8	304.0	229.2	10.9	240.1
Depreciation and amortisation	86.1	—	86.1	95.8	—	95.8
Impairments	10.8	—	10.8	—	—	—

Adjusted EBITDA	380.1	20.8	400.9	325.0	10.9	335.9
Revenue	1,651.8	45.5	1,697.3	1,586.9	85.3	1,672.2

Adjusted EBITDA %	23.0%	45.7%	23.6%	20.5%	12.8%	20.1%

ACERGY S.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5. Adjusted EBITDA and Adjusted EBITDA margin (Continued)

	Three Months Ended			Three Months Ended
(In $ millions, except percentages)	Aug 31, 2010 Continuing Unaudited	Aug 31, 2010 Discontinued Unaudited	Aug 31, 2010 Total Operations Unaudited	Aug 31, 2009 Continuing Unaudited	Aug 31, 2009 Discontinued Unaudited	Aug 31, 2009 Total Operations Unaudited
Net income	58.9	5.5	64.4	64.7	2.0	66.7
Depreciation and amortisation	27.8	—	27.8	33.1	—	33.1
Impairments	7.0	—	7.0	—	—	—
Investment income	(3.1)	—	(3.1)	(1.4)	—	(1.4)
Other gains and losses	(2.5)	—	(2.5)	(25.1)	(0.2)	(25.3)
Finance costs	5.1	—	5.1	7.9	—	7.9
Taxation	30.3	2.0	32.3	30.8	2.7	33.5

Adjusted EBITDA	123.5	7.5	131.0	110.0	4.5	114.5
Revenue	495.1	8.1	503.2	558.3	36.3	594.6

Adjusted EBITDA %	24.9%	92.6%	26.0%	19.7%	12.4%	19.3%

	Nine Months Ended			Nine Months Ended
	Aug 31, 2010 Continuing Unaudited	Aug 31, 2010 Discontinued Unaudited	Aug 31, 2010 Total Operations Unaudited	Aug 31, 2009 Continuing Unaudited	Aug 31, 2009 Discontinued Unaudited	Aug 31, 2009 Total Operations Unaudited
Net income	174.3	15.0	189.3	179.8	4.8	184.6
Depreciation and amortisation	86.1	—	86.1	95.8	—	95.8
Impairments	10.8	—	10.8	—	—	—
Investment income	(7.2)	—	(7.2)	(4.8)	—	(4.8)
Other gains and losses	12.4	0.2	12.6	(31.1)	2.2	(28.9)
Finance costs	18.0	—	18.0	22.9	—	22.9
Taxation	85.7	5.6	91.3	62.4	3.9	66.3

Adjusted EBITDA	380.1	20.8	400.9	325.0	10.9	335.9
Revenue	1,651.8	45.5	1,697.3	1,586.9	85.3	1,672.2

Adjusted EBITDA %	23.0%	45.7%	23.6%	20.5%	12.8%	20.1%

ACERGY S.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6. Dividends

The Directors proposed a dividend of $0.23 per share at the end of the 2009 fiscal year. The dividend was approved by shareholders at the Annual General Meeting in May 2010, and was paid in June 2010. The total dividend paid was $42.2 million.

A dividend of $0.22 per share was paid in 2009 in association with the 2008 fiscal year with a total cost of $40.2 million and a dividend of $0.21 per share was paid in 2008 in association with the 2007 fiscal year with a total cost of $38.3m.

7. Cash flow from operating activities

In $ millions	Nine Months Ended Aug.31.10 Unaudited	Year Ended Nov.30.09 Audited	Nine Months Ended Aug.31.09 Unaudited
Net income	189.3	265.7	184.6
Depreciation and amortisation and impairment	96.9	146.7	95.8
Non cash items	(25.9)	96.6	78.3
Changes in working capital, including tax paid	(195.2)	37.1	26.1

Net cash generated from operating activities	65.1	546.1	384.8

8. Contingent liabilities

During 2009 Acergy’s Brazilian business was audited and formally assessed for ICMS tax (import duty) by the Brazilian tax authorities (Secretaria Fazenda Estado Rio de Janeiro). The amount assessed including penalties and interest amounted to BRL133.9 million ($76.1 million) as at August 31, 2010. Acergy has challenged this assessment and will revert to the courts if necessary. No provision has been made for any payment as Acergy does not believe that this liability is probable.

In the course of business, Acergy becomes involved in contract disputes from time-to-time due to the nature of activities as a contracting business involved in several long-term projects at any given time. Acergy makes provisions to cover the expected risk of loss to the extent that negative outcomes are probable and reliable estimates can be made. However, the final outcomes of these contract disputes are subject to uncertainties as to whether or not they develop into a formal legal action and therefore the resulting liabilities may exceed the liability anticipated.

Furthermore, Acergy is involved in legal proceedings from time to time incidental to the ordinary conduct of our business. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of any litigation could require Acergy to make additional expenditures in excess of reserves that it may establish. In the ordinary course of business, various claims, suits and complaints have been filed against Acergy in addition to the ones specifically referred to above. Although the final resolution of any such other matters could have a material effect on operating results for a particular reporting period, Acergy believes that they should not materially affect its consolidated financial position.

9. Post Balance Sheet Events

As part of Acergy’s ongoing fleet development programme, Acergy acquired one vessel after the August 31, 2010 balance sheet date; the Pertinacia, a flexible pipelay ship which joined the fleet in 2007 on long-term charter, and which is currently on a long-term service agreement with Petrobras in Brazil.

ACERGY S.A. AND SUBSIDIARIES

ADDITIONAL INFORMATION

Conference Call Information			Replay Facility Details
Lines will open 30 minutes prior to conference call.			A replay facility will be available for the following period:

Date:	Wednesday October 13, 2010		Date:	Wednesday October 13, 2010
Time:	3.00pm UK Time		Time:	4.30pm UK Time

Conference Dial In Numbers:			Date:	Tuesday October 19, 2010
UK	:	0800 694 0257	Time:	4.30pm UK Time
USA	:	1 866 966 9439
France	:	0805 632 056	Conference Replay Dial In Number:
Norway	:	8001 9414
Germany	:	0800 101 4960	International Dial In:	+44 (0) 1452 550 000

International Dial In	:	+44 (0) 1452 555 566	Passcode : 14546871#

Passcode : 14546871

Alternatively, a live webcast and a playback facility will be available on our website www.acergy-group.com

Contacts:

Karen Menzel

Acergy S.A.

+44 (0)20 8210 5568

karen.menzel@acergy-group.com

www.acergy-group.com

If you no longer wish to receive our press releases please contact: karen.menzel@acergy-group.com

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